UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CÜR MEDIA, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

 _________________________

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

23126J109

(CUSIP Number of Common Stock Underlying Warrants)

Mr. Thomas Brophy, CEO

CÜR Media, Inc.

2217 New London Turnpike

South Glastonbury, CT 06073

(860) 430-1520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

_________________________

Copy to:

Eric Mendelson, Esq.

CKR Law, LLP

1330 Avenue of the Americas, 35th Floor

New York, NY 10019

(212) 400-6900

_________________________

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$7,453,873.35	$866.14

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise warrants to purchase an aggregate of 9,680,355 shares of common stock (the “Offer to Amend and Exercise”), consisting of outstanding warrants to purchase 9,680,355 shares of the Company’s common stock at an exercise price of $2.00 per share, issued to investors participating in the Company’s private placement financing with respect to which closings occurred on January 28, 2014, March 14, 2014 and March 28, 2014 (the “Original Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $0.77 per share of common stock, which represents the average of the high and low sales price of the common stock on March 3, 2015.

(2)	Calculated by multiplying the transaction value by .0001162.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

      The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SIGNATURE	6
EX-99(a)(1)(A)
EX-99(a)(1)(B)
EX-99(a)(1)(C)
EX-99(a)(1)(D)
EX-99(a)(1)(E)
EX-99(a)(1)(F)
EX-99(d)(1)
EX-99(d)(2)

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Item 1. SUMMARY TERM SHEET.

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION.

(a)

The name of the subject company (issuer) and filing person (offeror) is CÜR Media, Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 2217 New London Turnpike, South Glastonbury, CT, 06073; Attn: Corporate Secretary, telephone number (860) 430-1520.

(b)

The Original Warrants that are subject to the Offer to Amend and Exercise are outstanding warrants to purchase 9,680,355 shares of the Company’s common stock at an exercise price of $2.00 per share, issued to investors participating in the Company’s private placement financing with respect to which closings occurred on January 28, 2014, March 14, 2014 and March 28, 2014 (the “Original Warrants”).

As of March 9, 2015, the Company has: (i) 24,929,353 shares of common stock outstanding; (ii) outstanding warrants to purchase 10,648,389 shares of common stock (9,680,355 of which are the Original Warrants); and (iii) outstanding equity awards to purchase 4,004,423 shares of common stock issued pursuant to the Company’s 2014 Equity Incentive Plan (the “Plan”). In addition, the Company has reserved an additional 395,577 shares of common stock for issuance pursuant to the Plan.

(c)

The information set forth in Section 13: “Trading Market and Price Range of Original Warrants, Amended Warrants and Common Stock” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)

The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is 2217 New London Turnpike, South Glastonbury, CT, 06073; Attn: Corporate Secretary, telephone number (860) 430-1520. The information set forth in Section 18: “Interests of Directors and Executive Officers in the Offer to Amend and Exercise” is incorporated herein by reference.

Item 4. TERMS OF THE TRANSACTION.

(a)

Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)

One independent director of the Company holds Original Warrants and is eligible to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of the Original Warrants. See Section 18: “Interests of Directors and Executive Officers in the Offer to Amend and Exercise” of the Offer to Amend and Exercise, which is incorporated herein by reference.

Item 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)

See Section 22: “Fees and Expenses” of the Offer to Amend and Exercise, which is incorporated herein by reference, for a description of the Company’s retention of Katalyst Securities LLC ( the “Warrant Agent”) to serve as the Warrant Agent for the Offer to Amend and Exercise.

The Company entered into a Registration Rights Agreement under which the Company agreed to register the resale of the common stock underlying the Original Warrants. The description of the Registration Rights Agreement contained in the Registration Statement on Form S-1 of the Company (File No. 333-197043), as filed on June 26, 2014, under the section entitled “Description of Securities — Registration Rights,” is incorporated herein by reference. Additionally, see Section 12: “Registration of Warrant Shares” of the Offer to Amend and Exercise, which is incorporated herein by reference.

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Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

(c)	The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in Section 18: “Interests of Directors and Executive Officers in the Offer to Amend and Exercise” in the Offer to Amend and Exercise is incorporated herein by reference.

(b)	The information set forth in Section 15: “Transactions and Agreements Concerning Original Warrants” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in Section 22: “Fees and Expenses” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	The information set forth in Section 22: “Fees and Expenses” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 10. FINANCIAL STATEMENTS.

(a)

The financial information required by Item 1010(a) is included in Section 17 “Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company” and Exhibits A and B of the Offer to Amend and Exercise and is incorporated herein by reference.

(b)

The pro forma financial information required by Item 1010(b) is included in Section 17 “Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company” and Exhibit C of the Offer to Amend and Exercise and is incorporated herein by reference.

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Item 11. ADDITIONAL INFORMATION.

(a)

(1) Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Amend and Exercise.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b)	Not applicable.

(c)	None.

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A) Letter to Holders of Original Warrants

(1)(B) Offer to Amend and Exercise

(1)(C) Form of Election to Consent, Participate and Exercise Warrant

(1)(D) Form of Notice of Withdrawal

(1)(E) Form of Amendment to Original Warrant (with respect to Offer to Amend and Exercise)

(1)(F) Form of Amendment to Original Warrant (with respect to Anti-Dilution Amendment)

(b)	Not applicable.

(d)	(1) Warrant Agent Agreement, dated February 13, 2015, by and between the Company and Katalyst Securities LLC

(2) Form of Warrant Agent Warrant

(3) Registration Rights Agreement (incorporated by reference to Exhibit 10.08 to the Company’s Current Report on Form 8-K, as filed with the SEC on February 2, 2014)

(4) “Description of Securities — Registration Rights” contained in the Registration Statement on Form S-1 (File No. 333-197043) (as filed with the SEC on June 26, 2014, declared effective on July 18, 2014 and incorporated herein by reference)

(g)	None.

(h)	None.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CÜR MEDIA, INC.

Date: March 9, 2015	By:	/s/ Thomas Brophy
	Name:	Thomas Brophy
	Title:	Chief Executive Officer, Interim Chief Financial Officer, Treasurer and Director

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